European Bank
for Reconstruction and Development

(ref: MTN 18/073)

SEC Mail Processing
MAY 11 2018
Washington, DC

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

11 May 2018

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 11 May 2018, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer